WICKERSHAM & MURPHY
 A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
430 CAMBRIDGE AVENUE, SUITE 100
 PALO ALTO, CALIFORNIA 94306
 TELEPHONE: (650) 323-6400
 FAX: (650) 323-1108

January 26, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Julie F. Rizzo, Attorney-Advisor

Re: S&W Seed Company
         Amendment No. 1 to Registration Statement on Form S-3
         Filed January 12, 2012
         File No. 333-178481

         Post-Effective Amendment No. 3 to Form S-1 on Form S-3
         Filed January 12, 2012
         File No. 333-164588

         Your Comment Letter dated January 25, 2012

Ladies and Gentlemen:

On behalf of our client, S&W Seed Company (the "Company"), we are hereby filing (i) Pre-effective Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the "Commission") on December 14, 2011, and subsequently refiled as Pre-effective Amendment No. 1 on January 12, 2012 (the "S-3 Registration Statement").

Amendment No. 2 is being filed solely for the purpose of filing a revised legal opinion that responds to the comments on the originally-filed legal opinion dated January 12, 2012 (the "Original Opinion") received on January 25, 2012 from the staff of the Commission (the "Staff"). We have set forth below each of the numbered comments of your letter and the Company's responses thereto. Except where otherwise noted, the references to paragraph assumption numbers below refer to the numbered paragraphs in the Original Opinion.

The responses to the Staff's January 25, 2012 comments are as follows:

Division of Corporation Finance
Securities and Exchange Commission
January 26, 2012

Form S-3

Exhibit 5.1

1. We note that counsel's opinion is limited to Nevada law. Please confirm that to the extent the warrants and units are governed by the laws of a jurisdiction other than Nevada that an unqualified opinion covering the laws of that jurisdiction will be filed no later than the closing date of the offering of the securities covered by the registration statement.

Response: This will confirm that in the event either the warrants or the units are governed by laws of a jurisdiction other than Nevada, an unqualified opinion covering the laws of that jurisdiction will be filed no later than the closing date of the offering of the securities covered by the registration statement.

2. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions no later than the closing date of the offering of the securities covered by the registration statement.

Response: This will confirm that no later than the closing date of the offering of the securities covered by the registration statement, an unqualified opinion deleting the assumptions applicable to the offering of those securities will be filed.

3. Refer to the last sentence of the fourth paragraph of the opinion. The due authorization, execution and delivery by you of all documents examined by counsel appears to be a legal conclusion that is inappropriate for counsel to assume. Please have counsel revise to limit this assumption accordingly or advise.

Response: In response to the Staff's comment, the sentence referred to in the comment has been revised to read as follows: "We have assumed the genuineness of all signatures on, and the authenticity of, all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies, the due authorization, execution and delivery of all documents where due authorization, execution and delivery are prerequisites to the effectiveness thereof and the legal capacity of each individual who signed any of those documents."

4. We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including, for example, the assumption in paragraph (5) that "the Articles of Incorporation and Bylaws of the Company will not have been amended in any manner than would affect any legal conclusion set forth herein" and the assumption in paragraph (9) that the securities offered do not violate any law applicable to you. Please have counsel revise to

Division of Corporation Finance
Securities and Exchange Commission
January 26, 2012

remove these assumptions or advise. Refer to footnote 25 and the accompanying text of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: In response to the Staff's comment, the assumptions previously set forth in paragraphs (5) and (9) of the original opinion have been removed.

5. Refer to assumption (6). This assumption appears to assume a conclusion necessary to the finding that the securities to be offered are fully paid. Please have counsel remove this assumption or tell us why the assumption is appropriate.

Response: In response to the Staff's comment, the assumption previously set forth in paragraph (6) has been removed.

6. Refer to the second to last paragraph of the opinion. This language represents an inappropriate practice qualification. Please have counsel revise the opinion accordingly.

Response: In response to the Staff's comment, the second to last paragraph of the Original Opinion has been removed in its entirety.

Please do not hesitate to contact me if you have further comments or if I can be of assistance in any way. I can be reached by telephone at (650) 323-6400 x 14, by e-mail at debbie@wickersham.com or by facsimile transmission at (650) 323-1108. The Company would like to be in a position to request acceleration during the week of January 30, 2012. If there is any way that the Staff can accommodate that timing by promptly reviewing Amendment No. 2, we would be most appreciative.

Very truly yours,

/s/ Debra K. Weiner

Debra K. Weiner

cc: Nolan McWilliams
     Mark S. Grewal
     Matthew K. Szot